UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          Three year period ending 2001

                   Form U-12 (I) - B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
    COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
                 ROUTINE EXPENSES AS SPECIFIED IN RULE 71 (b)

 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1. Name and business address of person filing statement.

      Paulette R. Chatman
      Assistant Comptroller
      GPU Service, Inc.
      300 Madison Avenue
      Morristown, NJ  07962-1911

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

      None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

      GPU Service, Inc., a subsidiary of GPU, Inc., a registered holding company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

      Respondent devotes the major portion of her working time to her duties as Assistant Comptroller of GPU Service, Inc., GPU Nuclear, Inc., Jersey Central Power & Light Company, Metropolitan Edison Company, and the usual duties incident to such positions.

1. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                                                          Person or company
                        Salary or other                   from whom received
  Name of receipient    compensations    To be received   or to be received
                              (a)            (b)

      Paulette R. Chatman
            1998          $140,280                         GPU Service, Inc.
            1999                          $120,000         GPU Service, Inc.
            2000                          $120,000         GPU Service, Inc.
            2001                          $120,000         GPU Service, Inc.

      Respondent's compensation from the companies in the GPU System was received only from GPU Service, Inc. Such compensation, including incentive compensation received in 1998, if any, amounted in the aggregate to $140,280. Based on her present salary rate, respondent estimates that her 1999, 2000, and 2001 compensation, each year, will be $120,000. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 1999, 2000, and 2001.

      (b) Basis for compensation if other than salary.

2. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
      Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $4,103.

      (b) Itemized list of all other expenses:


January 28, 1999                    (Signed)     /s/ Paulette R. Chatman

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          Three year period ending 2001

                   Form U-12 (I) - B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
    COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
                 ROUTINE EXPENSES AS SPECIFIED IN RULE 71 (b)

 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1. Name and business address of person filing statement.

      Diane M. Miller
      Director - Internal Auditing
      GPU Service, Inc.
      300 Madison Avenue
      Morristown, NJ  07962-1911

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

      None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

      GPU Service, Inc., a subsidiary of GPU, Inc., a registered holding company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

      Respondent devotes the major portion of her working time to her duties as Director of Internal Auditing of GPU Service, Inc., and the usual duties incident to such positions.

1. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                                                           Person or company
                        Salary or other                    from whom received
   Name of receipient   compensations     To be received   or to be received
                           a)                (b)

      Diane M. Miller
            1998        $108,792                            GPU Service, Inc.
            1999                          $110,000          GPU Service, Inc.
            2000                          $110,000          GPU Service, Inc.
            2001                          $110,000          GPU Service, Inc.

      Respondent's compensation from the companies in the GPU System was received only from GPU Service, Inc. Such compensation, including incentive compensation received in 1998, if any, amounted in the aggregate to $108,792. Based on her present salary rate, respondent estimates that her 1999, 2000, and 2001 compensation, each year, will be $110,000. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 1999, 2000, and 2001.

      (b) Basis for compensation if other than salary.

2. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
      Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $6,384.

      (b) Itemized list of all other expenses:


January 28, 1999                    (Signed)     /s/ Diane M. Miller

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          Three year period ending 2001

                   Form U-12 (I) - B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
    COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
                 ROUTINE EXPENSES AS SPECIFIED IN RULE 71 (b)

 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1. Name and business address of person filing statement.

      Walter S. Frankowski, Jr.
      GPU Service
      2800 Pottsville Pike
      P. O. Box 16001
      Reading, PA   19640-0001

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

      None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

      GPU Service, Inc., a subsidiary of GPU, Inc., a registered holding company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

      Respondent devotes the major portion of his working time to his duties as Division Counsel of GPU Service, Inc., and the usual duties incident to such positions.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                                                            Person or company
                        Salary or other                     from whom received
  Name of receipient    compensations     To be received    or to be received
                            (a)              (b)

      Walter S. Frankowski, Jr.
            1998        $124,384                            GPU Service, Inc.
            1999                          $105,000          GPU Service, Inc.
            2000                          $105,000          GPU Service, Inc.
            2001                          $105,000          GPU Service, Inc.


      Respondent's compensation from the companies in the GPU System was received only from GPU Service, Inc. Such compensation, including incentive compensation received in 1998, if any, amounted in the aggregate to $124,384. Based on his present salary rate, respondent estimates that his 1999, 2000, and 2001 compensation, each year, will be $105,000. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 1999, 2000, and 2001.

      (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
      Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $3,856.

      (b) Itemized list of all other expenses:


January 28, 1999                    (Signed)     /s/ Walter S. Frankowski, Jr.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          Three year period ending 2001

                   Form U-12 (I) - B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
    COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
                 ROUTINE EXPENSES AS SPECIFIED IN RULE 71 (b)

 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1. Name and business address of person filing statement.

      William C. Matthews II
      GPU Service, Inc.
      2800 Pottsville Pike
      P. O. Box 16001
      Reading, PA   19640-0001

1. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

      None

2. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

      GPU Service, Inc., a subsidiary of GPU, Inc., a registered holding company.

3. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

      Respondent devotes the major portion of his working time to his duties as Division Counsel of GPU Service, Inc. and as Assistant Secretary, Jersey Central Power & Light Company, JCP&L Preferred Capital, Inc., Metropolitan Edison Company, Met-Ed Preferred Capital, Inc., Pennsylvania Electric Company, Penelec Preferred Capital, Inc., and the usual duties incident to such positions.

1. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                                                         Person or company
                     Salary or other                     from whom received
 Name of receipient  compensations     To be received    or to be received
                         (a)                (b)

      William C. Matthews II
            1998        $143,828                            GPU Service, Inc.
            1999                          $110,400          GPU Service, Inc.
            2000                          $110,400          GPU Service, Inc.
            2001                          $110,400          GPU Service, Inc.
            .

      Respondent's compensation from the companies in the GPU System was received only from GPU Service, Inc. Such compensation, including incentive compensation received in 1998, if any, amounted in the aggregate to $143,828. Based on his present salary rate, respondent estimates that his 1999, 2000, and 2001 compensation, each year, will be $110,400. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 1999, 2000, and 2001.

      (b) Basis for compensation if other than salary.

2. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
      Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $3,503

      (b) Itemized list of all other expenses:


January 28, 1999                    (Signed)     /s/ William C. Matthews II